UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2002

[X]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to _________

Commission file number: Form S-8 Reg. No. 333-98055

A.	Full Title of the Plan and the Address of the Plan:

COMPUTER NETWORK TECHNOLOGY CORPORATION
401(K) SALARY SAVINGS PLAN

B.	Name of the Issuer of the Securities held pursuant to Plan and Address of its Principal Executive Office:

COMPUTER NETWORK TECHNOLOGY CORPORATION 6000 NATHAN LANE NORTH MINNEAPOLIS, MN 55442 763-268-6000

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
SUPPLEMENTAL SCHEDULE
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SIGNATURE
EXHIBIT INDEX
EX-23.1 Consent of Certified Public Accountants
EX-99.1 Certification Pursuant to Section 906

REQUIRED INFORMATION

1.	NOT APPLICABLE

2.	NOT APPLICABLE

3.	NOT APPLICABLE

4.	THE COMPUTER NETWORK TECHNOLOGY CORPORATION 401(k) SALARY SAVINGS PLAN (THE PLAN) IS SUBJECT TO THE REQUIREMENTS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT (ERISA). ATTACHED HERETO IS A COPY OF THE MOST RECENT FINANCIAL STATEMENTS AND SCHEDULES OF THE PLAN PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA.

COMPUTER NETWORK TECHNOLOGY CORPORATION
401(K) SALARY SAVINGS PLAN
FINANCIAL STATEMENTS AND SCHEDULE

Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	4
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001	5
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2002 and 2001	6
Notes to Financial Statements	7
SUPPLEMENTAL SCHEDULE
Schedule of Assets Held for Investment Purposes	14
SIGNATURE	15
EXHIBIT INDEX	16
Exhibit 23.1 - Consent of Independent Certified Public Accountants
Exhibit 99.1 - Certification Pursuant to 18 U.S.C. Section 1350 As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Plan Sponsor
Computer Network Technology Corporation
      401(k) Salary Savings Plan

     We have audited the accompanying statements of net assets available for benefits of Computer Network Technology Corporation 401(k) Salary Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Computer Network Technology Corporation 401(k) Salary Savings Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Minneapolis, Minnesota
May 29, 2003

Computer Network Technology Corporation
401(k) Salary Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2002	2001

ASSETS
Cash	$—	$485
Investments
Fair value	29,058,304	32,941,107
Estimated fair value	544,186	455,087

	29,602,490	33,396,194
Receivables
Participant elective deferral contributions	—	93,651
Employer match contributions	—	9,909

	—	103,560

NET ASSETS AVAILABLE FOR BENEFITS	$29,602,490	$33,500,239

Computer Network Technology Corporation
401(k) Salary Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the years ended December 31,

	2002	2001

ADDITIONS
Investment loss
Net depreciation in fair value of investments	$(9,646,155)	$(4,379,764)
Interest and dividends	614,956	275,371

	(9,031,199)	(4,104,393)
Contributions
Participant elective deferrals	4,458,535	4,451,892
Employer match	1,573,064	1,765,634
Participant rollovers	753,852	999,618

	6,785,451	7,217,144

Total additions	(2,245,748)	3,112,751
DEDUCTIONS
Benefits paid to participants	(1,652,001)	(2,258,474)

Net increase (decrease)	(3,897,749)	854,277
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	33,500,239	32,645,962

End of year	$29,602,490	$33,500,239

Computer Network Technology Corporation
401(k) Salary Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

     NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies for Computer Network Technology Corporation 401(k) Salary Savings Plan (the Plan) consistently applied in the preparation of the accompanying financial statements follows:

Investment Valuation and Income Recognition

The CNT Stock Fund (the common stock of the Plan Sponsor) is valued utilizing the last quoted market price on the last business day of the year. Participant loans are valued at the estimated fair value of the loan.

Assets can also be invested in various mutual funds held in Fidelity Investments separate accounts. Such assets are stated at fair value as determined by Fidelity Investments based upon the fair value of the fund’s underlying assets. Income from these funds represent the Plan’s share of income from the separate accounts.

At December 31, 2001, all funds except for the common stock of the Plan Sponsor and participant loans were liquidated and held in CIGNA’s money market cash equivalent account in preparation for the transfer of all assets to a new custodian in January of 2002.

Prior to December 31, 2001, assets could also be invested in various mutual funds held in Connecticut General Life Insurance Company’s (CIGNA) separate accounts.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

All investments are participant directed.

Plan and Administrative Expenses

All investment fees incurred with regard to the purchase and sale of investments are paid by the Plan and are netted with investment loss. During 2002 and 2001, $14,410 and $48,079 of investment fees were paid by the Plan. Other administrative expenses, that are not offset by forfeitures of terminated participants’ non-vested amounts, are paid by the Plan Sponsor, Computer Network Technology Corporation.

Computer Network Technology Corporation
401(k) Salary Savings Plan

NOTES TO FINANCIAL STATEMENTS – CONTINUED

December 31, 2002 and 2001

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Net Appreciation/(Depreciation) in Fair Value of Investments

Net appreciation/(depreciation) in the fair value of investments represents the net realized gains or losses and the net unrealized appreciation or depreciation of investments. Realized gains or losses are the difference between the proceeds received and either the cost of the investment sold, determined on an average cost basis, or the fair value at the end of the previous year, whichever is applicable. Unrealized appreciation or depreciation is the change in the difference between fair value and the cost of investments or the fair value at the end of the previous year, whichever is applicable.

Benefits Paid to Participants

Benefits paid to participants are recorded by the Plan when paid.

Use of Estimates

Preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE B – PLAN DESCRIPTION

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). On January 2, 2002, net assets of the Plan were transferred from CIGNA to Fidelity Management Trust Company, the new trustee and custodian of the Plan, and the Plan was amended to incorporate all amendments required by law.

Computer Network Technology Corporation
401(k) Salary Savings Plan

NOTES TO FINANCIAL STATEMENTS – CONTINUED

December 31, 2002 and 2001

NOTE B – PLAN DESCRIPTION – Continued

Eligibility

All employees of Computer Network Technology Corporation (the Company) who are age eighteen or older and are scheduled to work at least one hour of service in the first year are eligible to participate in the Plan beginning on the first day of employment. Employees are eligible for discretionary employer matching contributions when they become participants in the Plan.

Prior to January 2, 2002, all employees of the Company who were age eighteen or older and scheduled to work at least 1,000 hours of service in the first year were eligible to participate in the Plan beginning on the first day of the calendar quarter following one month of employment.

Vesting

Participant elective deferral contributions are 100% vested regardless of length of service. Employer match contributions are 25% vested with one year of service, 50% vested with two years of service, 75% vested with three years of service, and 100% vested with four years of service.

Funding Policy

Contributions made pursuant to participant elective deferrals are permitted up to 15% of the participant’s eligible compensation, subject to limits established by law. Participants may also make rollover contributions to the Plan. Elective deferral contribution percentages may be changed daily. Prior to January 2, 2002, elective deferral contribution percentages could be changed on the first day of the calendar quarter.

Matching employer contributions are at the discretion of the Plan Sponsor, not to exceed $2,500.

Computer Network Technology Corporation
401(k) Salary Savings Plan

NOTES TO FINANCIAL STATEMENTS – CONTINUED

December 31, 2002 and 2001

NOTE B – PLAN DESCRIPTION – Continued

Participants’ Accounts

Participants’ accounts are credited with their participant contributions (elective deferral and rollover), discretionary employer matching contributions and an allocation of Plan earnings. Allocations of Plan earnings are based on participant account balances, as defined in the Plan. The benefit to which a participant is entitled is the vested portion of the participant’s account.

Payment of Benefits

On termination of service, a participant may elect to receive a lump-sum distribution equal to the value of the participant’s vested interest in his or her account, net of tax, or to rollover the entire vested portion to a qualified plan. If the participant’s account is not fully distributed at termination of service, a partial payment may be elected by the participant. If the participant’s vested balance is greater than $5,000, the participant may also elect not to receive a distribution at the date of termination, as defined in the Agreement.

Plan Termination

Although the Plan Sponsor has no current intention of terminating the Plan, the Plan provides that upon termination, all amounts credited to a participant’s account become 100% vested. Net assets of the Plan would be distributed to the participants as prescribed in the Plan agreement.

Participant Loans

Participants may borrow from their fund accounts up to a maximum of the lesser of $50,000 or 50% of their vested account balance. The participant loans outstanding at December 31, 2002 and 2001 were $544,186 and $455,087. Such loans bear interest at rates ranging from 5.25% to 10.50% and 6.50% to 10.50% at December 31, 2002 and 2001. Principal and interest for active participants are repaid ratably through payroll deductions.

Computer Network Technology Corporation
401(k) Salary Savings Plan

NOTES TO FINANCIAL STATEMENTS – CONTINUED

December 31, 2002 and 2001

NOTE B – PLAN DESCRIPTION – Continued

Forfeitures

The Plan Sponsor may use these funds to offset administrative expenses, reduce employer match contributions and for other uses as defined in the Plan Agreement.

NOTE C – INVESTMENTS

The following investments represent 5 percent or more of the Plan’s net assets.

	December 31,

	2002	2001

Fidelity Managed Income Portfolio, 5,423,524 and 0 shares	$5,423,524	$—
Fidelity Dividend Growth Fund, 184,679 and 0 shares	4,122,026	—
CNT Stock Fund, 967,413 and 0 units	4,072,808	—
Fidelity Growth Company Fund 101,347 and 0 shares	3,589,717	—
Fidelity Diversified International Fund, 147,466 and 0 shares	2,530,521	—
Fidelity Balanced Fund, 174,497 and 0 shares	2,319,065	—
Spartan U.S. Equity Index Fund, 73,684 and 0 shares	2,295,253	—
PIMCO Total Return Fund, 144,237 and 0 shares	1,539,005	—
CIGNA Money Market Fund, 0 and 25,180,247 units	—	25,180,247
Computer Network Technology Corporation
Common Stock Fund, 0 and 436,248 shares	—	7,760,860

The Plan’s investments (including realized and unrealized gains and losses) depreciated in value as follows:

	Year ended December 31,

	2002	2001

Mutual Funds	$(4,716,805)	$(3,466,671)
Common Stock	(4,929,350)	(913,093)

	$(9,646,155)	$(4,379,764)

Computer Network Technology Corporation
401(k) Salary Savings Plan

NOTES TO FINANCIAL STATEMENTS – CONTINUED

December 31, 2002 and 2001

NOTE C – INVESTMENTS – Continued

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

NOTE D – INCOME TAX STATUS

The Plan obtained its latest determination letter on December 18, 1998, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan sponsor and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

NOTE E – PARTIES-IN-INTEREST

Certain Plan investments are separate accounts managed by Fidelity Management Trust Company, affiliated with Fidelity Investments, and therefore, these transactions qualify as party-in-interest.

The Plan permits investments in common stock of the Company. These transactions qualify as parties-in-interest.

SUPPLEMENTAL SCHEDULE

Computer Network Technology Corporation
401(k) Salary Savings Plan
EIN: 41-1356476
Plan No: 001

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 2002

	(b) Identity of issue, borrower,		(e) Current
(a)	lessor or similar party	(c) Description of investment	value

(*)	Fidelity Investments	PIMCO Total Return Fund	$1,539,005
(*)	Fidelity Investments	Templeton World Fund – Class A	77,598
(*)	Fidelity Investments	Credit Suisse Warburg Pincus Capital Appreciation Fund – Common Shares	49,318
(*)	Fidelity Investments	PBHG Large Cap Value Fund	216,088
(*)	Computer Network Technology Corporation	CNT Stock Fund	4,072,808
(*)	Fidelity Investments	Fidelity Growth Company Fund	3,589,717
(*)	Fidelity Investments	Fidelity Balanced Fund	2,319,065
(*)	Fidelity Investments	Fidelity Low-Priced Stock Fund	844,176
(*)	Fidelity Investments	Fidelity Diversified International Fund	2,530,521
(*)	Fidelity Investments	Fidelity Dividend Growth Fund	4,122,026
(*)	Fidelity Investments	Fidelity Mid-Cap Stock Fund	296,130
(*)	Fidelity Investments	Fidelity Small Cap Stock Fund	1,310,653
(*)	Fidelity Investments	Fidelity Freedom Income Fund	22,239
(*)	Fidelity Investments	Fidelity Freedom 2000 Fund	85,350
(*)	Fidelity Investments	Fidelity Freedom 2010 Fund	41,047
(*)	Fidelity Investments	Fidelity Freedom 2020 Fund	136,010
(*)	Fidelity Investments	Fidelity Freedom 2030 Fund	47,677
(*)	Fidelity Investments	Fidelity Managed Income Portfolio	5,423,524
(*)	Fidelity Investments	Spartan U.S. Equity Index Fund	2,295,253
(*)	Fidelity Investments	Fidelity Freedom 2040 Fund	40,099
(*)	Participant Loans	Interest ranging from 5.25% to 10.50%	544,186

			$29,602,490

(*) Represents a party-in-interest to the Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUTER NETWORK TECHNOLOGY
CORPORATION 401(K) SALARY SAVINGS PLAN

BY:	COMPUTER NETWORK TECHNOLOGY
CORPORATION PLAN ADMINISTRATOR

BY:	/s/ Gregory T. Barnum

Gregory T. Barnum
Chief Financial Officer

Date: June 30, 2003

EXHIBIT INDEX

Exhibit Page	Description

23.1	Consent of Independent Certified Public Accountants	Electronically Filed

99.1	Certification Pursuant to 18 U.S.C. Section 1350 As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Electronically Filed